[BNC LETTERHEAD]

June 29, 2012

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: BNC Bancorp – Amendment No. 1 to Form S-4 (File No. 333-180972)

Ladies and Gentlemen:

BNC Bancorp (the “Company”) filed a Registration Statement on Form S-4 (the “Registration Statement”) on April 26, 2012 in connection with the Agreement and Plan of Merger, dated December 21, 2011, by and between KeySource Financial, Inc. (“KeySource”) and the Company (the “Merger Agreement”). On June 8, 2012, the Company closed the sale of $72,500,000 of its Mandatorily Convertible Cumulative Non-Voting Preferred Stock, Series B-1 (the “Series B-1 Preferred Stock”) and Mandatorily Convertible Cumulative Non-Voting Preferred Stock, Series C (the “Series C Preferred Stock”) to various accredited investors. Following receipt of shareholder approvals required pursuant to NASDAQ Marketplace Rule 5635 (“Rule 5635”), the Series C Preferred Stock will automatically convert into shares of the Company’s common stock, no par value per share (the “Common Stock”) and the Series B-1 Preferred Stock will automatically convert into shares of the Company’s non-voting common stock, no par value per share (the “Non-Voting Common Stock”) in each case, at a conversion price of $7.00035 subject to adjustment in accordance with the terms of the Company’s Articles of Incorporation, as amended.

On June 26, 2012, the Company filed with the SEC a definitive proxy statement for a special meeting of the Company’s shareholders, to be held on July 17, 2012, at which meeting shareholders will be asked to approve, for purposes of Rule 5635, the issuance of shares of Common Stock upon (i) the conversion of the Series C Preferred Stock, (ii) the conversion of the Series B-1 Preferred Stock, and (iii) the conversion of the Non-Voting Common Stock issued upon the conversion of the Series B-1 Preferred Stock (the “Proposal”).

The disclosure in Amendment No. 1 to the Registration Statement (the “Amendment”) assumes that the Company will meet the requirements of General Instruction I.A. of Form S-3 and the Company will meet the aggregate market value requirement of General Instruction I.B.1. of Form S-3. Whereas the information with respect to the Company was disclosed under Item 14 of Form S-4 in the Registration Statement (per General Instruction B.1(c) of Form S-4), the information with respect to the Company is disclosed under Items 10 and 11 of Form S-4 in the Amendment (per General Instruction B.1(a) of Form S-4).

June 29, 2012 Page 2

At the time the Registration Statement was filed, approximately 9,114,257 shares of the Common Stock were outstanding, and the 2,319,132 shares of the Common Stock potentially issuable to KeySource shareholders in the merger (the “Merger”) with KeySource (the “Merger Shares”) represented in excess of 20% of both the number of shares of the Common Stock outstanding before the Merger and the Company’s voting power outstanding before the Merger. As a result, the Company was going to hold a special meeting of its shareholders to seek shareholder approval, as required by Rule 5635 and the North Carolina Business Corporation Act, of the Merger, the Merger Agreement and the issuance of the Merger Shares to KeySource shareholders.

Assuming shareholder approval of the Proposal, approximately 15,295,899 shares of the voting Common Stock, and approximately 21,288,113 shares of the Company’s voting and non-voting Common Stock, will be outstanding following the conversion of the Series B-1 Preferred Stock and the Series C Preferred Stock. Given that the Merger Shares will no longer represent in excess of 20% of the number of shares of the Common Stock outstanding before the Merger and the Company’s voting power outstanding before the Merger, the Company will no longer be required to seek shareholder approval of the Merger, the Merger Agreement and the issuance of the Merger Shares to KeySource shareholders.

In the event that the Company’s shareholders do not approve the Proposal at the special meeting, the Company will file another amendment to the Registration Statement – to add the disclosures required by Item 14 of Form S-4 (as required by General Instruction B.1(c) of Form S-4) and to reflect a special meeting of the Company’s shareholders to seek approval of the Merger, the Merger Agreement and the issuance of the Merger Shares to KeySource shareholders – prior to requesting effectiveness of the Registration Statement.

Sincerely,

/s/ David B. Spencer

David B. Spencer

Executive Vice President and

Chief Financial Officer

[BNC LETTERHEAD]

June 29, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	BNC Bancorp

Registration Statement on Form S-4

Filed April 26, 2012

File No. 333-180972

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated May 22, 2012 from Christian Windsor of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David B. Spencer, the Executive Vice President and Chief Financial Officer of BNC Bancorp (the “Company” or “BNC”), regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s May 22, 2012 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

Form S-4

General

Comment 1: We note that Bank of North Carolina announced the planned acquisition of certain deposit liabilities and selected assets associated with two Gateway Bank & Trust branches (from Hampton Roads Bancshares) in a Form 8-K filed May 1, 2012. Please revise your disclosure throughout the proxy statement/prospectus to reflect the impact of this acquisition.

June 29, 2012 Page 2

Response 1: We respectfully advise the Staff that Bank of North Carolina’s purchase of deposits and certain other assets of The Bank of Hampton Roads’ banking operations located at two branches does not trigger any of the significance tests described in Rule 3-05 of Regulation S-X and will not otherwise have an impact on disclosures throughout the proxy statement/prospectus. We have included a brief description of this transaction in the proxy statement/prospectus.

Comment 2: Additionally, please revise your pro formas as necessary for the planned acquisition of the Gateway branches, including appropriate footnotes and any other necessitated ancillary disclosures in your amended registration statement or tell us why this is not necessary.

Response 2: We respectfully advise the Staff that revision of our pro formas is not necessary for the planned acquisition of the Gateway branches, as the acquisition does not trigger any of the significance tests described in Rule 3-05 of Regulation S-X.

Comment 3: We note that you state that KeySource’s annual meeting will be held on June 5, 2012. Please tell us whether you intend to postpone the meeting and revise your disclosure to reflect the new date, or please explain why you believe that you are not obligated to do so.

Response 3: We respectfully advise the Staff that KeySource’s annual meeting will be held on September 12, 2012. The disclosures throughout the proxy statement/prospectus have been revised to reflect the new date of the annual meeting.

Cover Page

Comment 4: Revise the cover page to list the total number of shares that you will issue to KeySource shareholders, and include the aggregate offering price.

Response 4: We respectfully advise the Staff that the cover page has been revised to reflect that an aggregate of up to 2,319,132 shares of the Company’s common stock will be issued to KeySource shareholders, which amount reflects: (i) shares to be issued in exchange for outstanding shares of KeySource common stock; (ii) shares to be issued in exchange for outstanding options to purchase KeySource common stock; and (iii) shares to be issued in connection with the optional conversion of KeySource’s 8% Convertible Subordinated Notes. Based on the $7.74 closing price of the BNC common stock as of June 28, 2012, the aggregate offering price of the shares is $17,950,082.

Summary

Consideration Payable to KeySource Shareholders, page 10

June 29, 2012 Page 3

Comment 5: Please revise this section to add a discussion of how you determined the value of the merger consideration to be paid to KeySource shareholders. Please be specific with respect to the aggregate offering price and the book value per share.

Response 5: We respectfully advise the Staff that the disclosure on page 10 of the Amendment has been revised as follows:

“Consideration Payable to KeySource Shareholders (see page 85).

KeySource shareholders will receive merger consideration in the form of one share of BNC common stock for each share of KeySource common stock they held immediately before the Merger. There were 1,810,267 shares of KeySource common stock outstanding as of December 21, 2011. Based on the $6.74 closing price of BNC’s common stock on December 20, 2011, the consideration to be received by KeySource shareholders, based on the number of shares outstanding, represents an aggregate offering price of approximately $12.2 million. Assuming full exercise of all outstanding and unexercised stock options and conversion of KeySource’s 8.0% convertible subordinated notes due June 30, 2020, the maximum number of shares of BNC common stock to be delivered to KeySource shareholders is approximately 2,319,132 shares, which represents an aggregate offering price of approximately $15.6 million based on the $6.74 closing price of BNC’s common stock on December 20, 2011.”

KeySource Directors and Executive Officers may have Interests…., page 11

Comment 6: Please revise this section to quantify the payments and benefits that the directors and executive officers will receive as a result of the merger.

Response 6: We respectfully advise the Staff that the disclosure on pages 11 and 12 of the Amendment have been revised to quantity the payments and benefits that the directors and executive officers will receive as a result of the merger, as follows:

“KeySource Directors and Executive Officers may have Interests in the Merger that Differ from Interests of KeySource Shareholders (see page 72).

KeySource’s directors and executive officers have economic interests in the Merger that are different from, or in addition to, their interests as KeySource shareholders. The KeySource board of directors considered these interests in its decision to adopt and approve the Merger Agreement and to recommend approval of the Merger Agreement to KeySource shareholders. Some of the interests of the directors and executive officers of KeySource include:

•	Concurrent with completion of the Merger, BNC will take certain actions to appoint to the BNC and Bank of North Carolina boards of directors an individual currently serving on the KeySource board of directors. BNC currently expects to appoint John S. Ramsey, Jr., the chairman of the board of directors of KeySource and KeySource Commercial Bank, to the boards of BNC and Bank of North Carolina. For his service, Mr. Ramsey, or any other appointed director, will be eligible to receive the same compensation available to all other members of the board of directors of BNC and Bank of North Carolina.

June 29, 2012 Page 4

•	As a condition to entering into the Merger Agreement, BNC required that Donald R. Draughon, Jr., currently President and Chief Executive Officer of KeySource, enter into a three-year employment agreement with BNC and Bank of North Carolina to serve as an officer of BNC and Bank of North Carolina following the completion of the Merger. Under the terms of the employment agreement, Mr. Draughon will be paid an annual salary of $227,425, which shall be reviewed annually to account for, at minimum, cost of living increases. Mr. Draughon will also receive a monthly car allowance of $750, reimbursement of his dues and expenses associated with membership in the Treyburn Country Club, and be eligible to participate in all officer and employee compensation, bonus, incentive and benefit plans in effect from time to time. Further, Mr. Draughon will be entitled to receive $250,000 in the event he is terminated without cause or in the event that BNC undergoes a change in control.

•	KeySource has made equity awards to certain officers and directors under its 2007 Incentive Stock Option Plan and 2007 Nonstatutory Stock Option Plan, as amended (the “KeySource Stock Plans”). At the effective time of the Merger, in accordance with the terms of the KeySource Stock Plans, by virtue of the Merger, each participant in the KeySource Stock Plans shall fully and immediately vest in any options or other stock-based awards awarded under the KeySource Stock Plans (the “KeySource Options”).

•	As part of the Merger, Donald R. Draughon, Jr., Eddie B. Blount, Roy Lee Haga, Jr. and Scott C. McLean, each an executive officer of KeySource, shall be entitled to severance payments as described on Exhibit D to the Merger Agreement. The severance payments consist of an upfront cash payment to be paid by KeySource prior to closing of the Merger and a forgivable loan by Bank of North Carolina at closing to each individual. Each of the loans will have a three-year term and one-third of the loan will be forgiven at each of the first three anniversary dates or in full upon termination of employment without cause. The severance payments are as follows:

Executive Officer	Upfront Cash Payment	Forgivable Loan
Donald R. Draughon, Jr.	$220,800	$150,000
Eddie B. Blount	$137,100	$75,000
Roy Lee Haga, Jr.	$136,500	$75,000
Scott C. McLean	$159,050	$87,000

•	BNC will generally indemnify and will provide liability insurance to each officer and director of KeySource for a period of six years following the effective time of the Merger in coverage amounts that can be purchased for up to 150% of the current annual premium of KeySource’s liability insurance.

KeySource’s board of directors was aware of these interests and considered them in approving and recommending the Merger.”

June 29, 2012 Page 5

The Merger

Background of the Merger, page 58

Comment 7: We note your disclosure on page 60 that you had previous engagements with Banks Street in connection with other business transactions. Please revise to disclose the total aggregate amount of compensation paid to Banks Street over the past two years for these engagements.

Response 7: We respectfully advise the Staff that the fourth paragraph on page 57 of the Amendment has been revised to reflect the aggregate amount of compensation paid to Banks Street over the past two years for these engagements, as follows:

“It was known to the executive management of KeySource that Banks Street had previous engagements with BNC and Bank of North Carolina in connection with other business and potential business transactions. Over the two year period ending June 30, 2012, the aggregate amount of compensation paid by BNC to Banks Street for these engagements was $827,774. As a result, and upon advice of its corporate and securities counsel, Gaeta & Eveson, P.A., and with the concurrence of Banks Street, KeySource determined that it would be important to obtain a totally independent opinion as to fairness, from a financial point of view, of the potential transaction with BNC from a third party investment banking firm. Monroe Securities, Inc. (“Monroe”) was contacted and retained in early December to provide its analysis and render its opinion to the board of directors as to the fairness of the contemplated merger transaction with BNC, from a financial point of view, to the shareholders of KeySource.”

KeySource’s Reasons for the Merger…, page 62

Comment 8: Please revise your disclosure on page 64 to include a more detailed discussion of why KeySource’s board concluded that the merger consideration was adequate enough to support its recommendation to shareholders that they vote “for” the merger. Please be specific with respect to the aggregate offering price of $12.9 million and the conditioned book value per share.

Response 8: We respectfully advise the Staff that the disclosure on page 61 of the Amendment has been revised to include a more detailed discussion of why KeySource’s board concluded that the merger consideration was adequate enough to support its recommendation to shareholders that they vote “for” the merger, as follows:

“KeySource shareholders will receive one share of BNC common stock for each share of KeySource common stock. There were 1,810,267 shares of KeySource common stock outstanding as of March 31, 2012. Based on BNC’s stock price of $7.74 as of the close of trading on June 28, 2012, the consideration to be received by KeySource shareholders, based on the number of shares outstanding, represents an aggregate price of approximately $14.0 million. Assuming full exercise of all outstanding and unexercised stock options and conversion of KeySource’s 8.0% convertible subordinated notes due June 30, 2020, the maximum number of shares of BNC common stock to be delivered to KeySource shareholders is approximately 2,319,132 shares, which represents an aggregate offering price of approximately $18.0 million based on BNC’s stock price of $7.74 as of the close of trading on June 28, 2012. The KeySource Board concluded that this merger consideration was adequate enough to support its recommendation to KeySource shareholders that they vote “for” the Merger. This conclusion was based on a number of factors, including the following:

June 29, 2012 Page 6

•	Monroe conducted a financial analysis and delivered an opinion to the KeySource Board stating that the merger consideration is fair, from a financial point of view, to KeySource’s shareholders. The details of this financial analysis and the data supporting Monroe’s opinion are presented below under “Opinion of Monroe Securities, Inc.”

•	KeySource and its advisors concluded that tangible book value per share was a better measurement of value than historical trading price. The fully converted tangible book value per share of BNC common stock as of September 30, 2011 was $9.88. The tangible book value per share of KeySource common stock as of September 30, 2011 was $11.33. Credit quality considerations close the gap between these values. BNC has a significantly lower level of nonperforming assets that are not covered by FDIC loss-share agreements than KeySource. This makes a share-for-share exchange more representative of the value of KeySource shares.

•	In evaluating the merger consideration, the KeySource Board also looked to its experience in attempting to raise capital in 2011. In January 2011, KeySource hired an investment banking firm to raise up to $8.5 million in common stock at $10.00 per share. After five months without any success, the price was lowered to $8.00 per share. Even with this discount, KeySource’s management and the KeySource Board were only able to raise a small amount of capital.

Although the KeySource Board believes the merger consideration is adequate, it also wished to provide the KeySource shareholders with some protection against a possible decline in the value of BNC’s common stock. For that reason, as a condition to closing of the Merger, the tangible book value of BNC common stock must equal or exceed $7.50 per share as of the last day of the month preceding the month of the effective time of the Merger.”

Comment 9: We note your disclosure on page 60 that KeySource decided not to contact other potential strategic partners. Revise to explain how KeySource’s board considered the determination not to continue to explore other strategic partners in making its recommendation to shareholders to approve the merger. Revise your disclosure in the Background of the Merger section as well.

June 29, 2012 Page 7

Response 9: We respectfully advise the Staff that the disclosure at the end of the first paragraph on page 57 of the Amendment has been revised to explain how KeySource’s board considered the determination not to continue to explore other strategic partners in making its recommendation to shareholders to approve the merger, as follows:

“At the time the exclusivity period with BNC expired, due diligence by both BNC and KeySource was substantially complete. As noted above, during August and September 2011, Banks Street and KeySource held discussions with eight potential merger partners, each of whom, it was believed, had the ability to acquire KeySource. Of these potential partners, BNC had shown significant and immediate interest in KeySource, whereas the others did not indicate any significant interest. As due diligence came to a close, BNC continued to show interest in KeySource. The KeySource Board felt that re-opening the process at this point would not be very likely to result in interest by another potential acquirer and could have had a chilling effect on the potential transaction with BNC. The KeySource Board wished to avoid discouraging the BNC transaction in any way, since BNC had shown significant interest in pursuing a transaction with KeySource and since none of the other potential merger partners that had been identified by KeySource and Banks Street had indicated any serious interest.”

The Merger Agreement, page 88

Comment 10: You may not qualify this discussion by reference to the merger agreement. Please clarify that you have disclosed all material terms in this section, or revise the section to include an appropriate summary of any terms that are not disclosed that management believes are material. Revise the preamble to clarify that the summary covers all the terms of the merger agreement that the respective managements believe are material.

Response 10: We respectfully advise the Staff that all material terms of the merger agreement have been disclosed in this section. The preamble on page 85 of the Amendment has been revised to clarify that the summary covers all of the terms of the merger agreement that the respective managements of BNC and KeySource believe are material.

Financial Statements, page F-1

Comment 11: Please revise the registration statement to provide updated financial statements and related disclosure as required by Rule 3-12 of Regulation S-X.

Response 11: We respectfully advise the Staff that as: (i) the Company is disclosing information about the Company under Items 10 and 11 of Form S-4 in the Amendment (as opposed to Item 14 of Form S-4 in the Registration Statement); (ii) the Company’s shareholders will not be voting on the Merger; and (iii) KeySource is significant to the Company below the 20% level, no financial statements are included in the registration statement.

Closing

The Company acknowledges that:

June 29, 2012 Page 8

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.869.9200. Thank you for your time and attention.

Sincerely,

/s/ David B. Spencer
David B. Spencer
Executive Vice President and
Chief Financial Officer

cc:	Betty O. Temple, Esq. Womble Carlyle Sandridge & Rice, LLP